Fortuna beats guidance, reports record production of 5.2 million silver equivalent ounces for 2012 and issues production guidance for 2013

Vancouver, January 14, 2013-- Fortuna Silver Mines, Inc. (NYSE: FSM | TSX: FVI | BVL: FVI | Frankfurt: F4S.F) is pleased to announce 2012 record silver and gold production figures from its San Jose mine located in Mexico and Caylloma mine located in Peru.

The company’s mining operations performed strongly in 2012 delivering our sixth consecutive year of silver and gold production growth and sustained low cash cost per silver ounce. For 2013, Fortuna is scheduled to produce 4.4 million ounces of silver and 23,300 ounces of gold or 5.7 million Ag Eq ounces plus significant base metal credits.

Jorge A. Ganoza, President and CEO, commented: “2012 has been our sixth year of continued record silver and gold production growth highlighted by the first year anniversary of successful commercial operations at our San Jose mine.  For 2013, we continue to project sustained low cost silver and gold production expansion driven by the San Jose ramp-up to be commissioned in early Q3 2013. Fortuna´s strategic objective is to target an annual production rate of 14 million silver and gold equivalent ounces by 2016 while maintaining cash costs at its operations below industry average.”

2012 Consolidated Production Highlights

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Silver and gold production was 8% and 19% above 2012 production guidance respectively

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Silver production of  4.0 million ounces; 59% increase over 2011

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Gold production of  20,699 ounces; 195% increase over 2011

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Estimated consolidated cash cost per ounce of silver, net of by-product credits, is US$ 6.38 (*)

(*)   The final calculation of operating costs has not yet been completed and the amounts are approximations.

2012 Consolidated Operating Highlights

	Q4 2012			2012
	Caylloma, Peru	San Jose, Mexico	Consolidated	Caylloma, Peru	San Jose, Mexico	Consolidated
Processed Ore
Tonnes milled	115,522	98,348	213,870	462,222	369,022	831,244
Average tpd milled	1,256	1,107		1,266	1,055
Silver
Grade (g/t)	176	177		177	188
Recovery (%)	79.45	88.01		77.32	87.52
Production (oz)	519,549	491,181	1,010,730	2,038,579	1,949,178	3,987,757

	Q4 2012			2012
	Caylloma, Peru	San Jose, Mexico	Consolidated	Caylloma, Peru	San Jose, Mexico	Consolidated
Gold
Grade (g/t)	0.34	1.39		0.40	1.74
Recovery (%)	40.46	87.85		47.02	86.79
Production (oz)	514	3,854	4,368	2,781	17,918	20,699
Lead
Grade (%)	2.16			1.99
Recovery (%)	89.51			88.25
Production (lbs)	4,935,599			17,886,403
Zinc
Grade (%)	2.78			2.56
Recovery (%)	86.51			85.77
Production (lbs)	6,135,302			22,395,791

The company is pleased to inform that the new tailings facility at Caylloma is now fully permitted and operational.

2013 Guidance

Mine	Silver (M oz)	Gold (k oz)	CAPEX (US$ millions)	Cash Cost (*) (US$/t)
San Jose, Mexico	2.4	20.6	22.0	70.4
Caylloma, Peru	2.0	2.7	30.7	96.0
Total:	4.4	23.3	52.7	--

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2013 forecast silver equivalent production of 5.7 million ounces using Ag = US$30/oz and Au = US$1,700/oz

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Cash cost/oz Ag consolidated annual forecast, net of by-product credits, is US$5.01

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Caylloma mine 2013 forecast for zinc and lead production of 25.1 million pounds and 19.4 million pounds respectively

(*)

Cash cost per tonne includes all on-site direct and indirect production costs, community relations expenses, concentrate transportation and corporate management fees. It excludes government royalties and workers participation.

2013 Cash Cost Per Tonne Quarterly Guidance

Mine	Q1 (US$/t)	Q2 (US$/t)	Q3 (US$/t)	Q4 (US$/t)
San Jose	76	78	67	65
Caylloma	96	97	95	95

2013 Outlook

San Jose Mine

San Jose plans to process 451,000 tonnes of ore at 186 g/t Ag and 1.60 g/t Au. Capital expenditures for 2013 are estimated to be US$22.0 million. The mill expansion from 1,000 to 1,500 tpd is on track to be commissioned at the beginning of third quarter.

Major capital items include:

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Mine development: US$5.7 million

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Plant expansion: US$9.1 million

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Tailings dam expansion: US$4.4 million

Caylloma Mine

Caylloma plans to process 464,100 tonnes of ore at 170 g/t Ag and 0.40 g/t Au. Capital expenditures for 2013 are estimated to be US$30.7 million.

Major capital items include:

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Mine development: US$7.6 million

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Camp infrastructure: US$8.6 million

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Tailings dam expansion: US$3.6 million

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Power grid: US$4.8 million

The company´s brownfields exploration budget for 2013 is estimated at US$14.2 million; US$7.5 million will be spent at San Jose and US$6.7 million at Caylloma. A comprehensive update of the 2012 brownfields exploration program is scheduled to be released in the upcoming weeks.

Qualified Person

Edgard Vilela is an independent Qualified Person for Fortuna Silver Mines Inc., as defined by National Instrument 43-101, and is responsible for ensuring that the information contained in this news release is an accurate summary of the original reports and data provided to or developed by Fortuna Silver Mines.

Fortuna Silver Mines Inc.

Fortuna is a growth oriented, silver and base metal producer focused on mining opportunities in Latin America.  Our primary assets are the Caylloma silver mine in Arequipa, Peru and the San Jose silver-gold mine in Oaxaca, Mexico.  The company is selectively pursuing additional acquisition opportunities throughout the Americas.  For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI | BVL: FVI | Frankfurt: F4S.F

Investor Relations:

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Corporate Office:  Holly Hendershot-

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Media contact for North America:

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Christina Pagano

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Forward-Looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements.  When used in this document, the words such as “anticipates”, “believes”, “plans”, “estimates”, “expects”, “forecasts”, “targets”, "intends”, “advance”, “projects”, “calculates” and similar expressions are forward-looking statements.

The forward-looking statements are based on an assumed set of economic conditions and courses of actions, including estimates of future production levels, expectations regarding mine production costs, expected  trends in mineral prices and statements that describe Fortuna’s future plans, objectives or goals. There is a significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals, technological and operational hazards in  Fortuna’s mining and mine development activities, risks inherent in mineral  exploration, uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Fortuna is active, labor relations and other risk factors.

Although Fortuna has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.